UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

PLEDGE PETROLEUM CORP.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

74345U 10 2

(CUSIP Number)

John Zotos

c/o Pledge Petroleum Corp.

1701 Commerce 2nd Floor, Houston, Texas 77002

Houston, Texas 77086

(832) 328-0169

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 2, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74345U 10 2	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) John Zotos
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF	7	SOLE VOTING POWER 13,160,000
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 13, 160,000
WITH	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,160,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 74345U 10 2	13D	Page 3 of 6 Pages

Item 1.   Security and Issuer.

This Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Pledge Petroleum Corp., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1701 Commerce 2nd Floor, Houston, Texas 77002.

Item 2.   Identity and Background.

(a), (f)	This Schedule 13D is being filed by John Zotos.

(b)	The principal business address for Mr. Zotos is 1701 Commerce 2nd Floor, Houston, Texas 77002.

(c)	Mr. Zotos is a director of the Issuer.

(d)	Mr. Zotos has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Mr. Zotos has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Zotos is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

See the response to Item 4, which is incorporated by reference herein.

Item 4.   Purpose of the Transaction.

On May 2, 2018, Mr. Zotos was awarded a grant of 10,000,000 shares of restricted Common Stock, vesting 1/3rd immediately on the grant date, 1/3rd on the one year anniversary of the grant date and 1/3rd on the two year anniversary of the grant date for his services as a director. Mr. Zotos has the right to vote all 10,000,000 shares of restricted Common Stock, therefore, these shares are included in his total beneficial ownership. On December 5, 2014, Mr. Zotos was awarded a grant of 3,000,000 shares of restricted Common Stock for his services as a director of the Company, all of which are vested. In August 2014, Mr. Zotos and his wife purchased an aggregate of 160,000 shares of Common Stock using personal funds.

CUSIP No. 74345U 10 2	13D	Page 4 of 6 Pages

Item 5.   Interest in Securities of the Issuer.

The information in this Item 5 is provided as of the date hereof and is based on 234,286,464 shares of Common Stock outstanding as of May 2, 2018.

Mr. Zotos is the beneficial owner of, and has the sole power to vote or direct the vote and to dispose or direct the disposition of 13,000,000 shares of Common Stock.

Mr. Zotos is the beneficial owner of, and has the shared power to vote or direct the vote and to dispose or direct the disposition of 160,000 shares of Common Stock.

As of the date hereof, the aggregate number and percentage of shares of Common Stock beneficially owned by Mr. Zotos (on the basis of 234,286,464 shares of Common Stock outstanding as of May 2, 2018) are as follows:

(a)	Number of shares of Common Stock beneficially owned:	Percent of class of Common Stock:
	13,160,000	5.6%

(b)	Number of shares of Common Stock as to which Mr. Zotos has:

(i) Sole power to vote or to direct the vote:	13,000,000

(ii) Shared power to vote or to direct the vote:	160,000

(iii) Sole power to dispose or to direct the disposition of:	13,000,000

(iv) Shared power to dispose or to direct the disposition of:	160,000

(c)	See Item 4 and Annex A hereto, both of which are incorporated by reference herein.

(d)	Not applicable.

(e)	Not applicable.

CUSIP No. 74345U 10 2	13D	Page 5 of 6 Pages

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

See the responses to Item 4 and Item 5, which are incorporated by reference herein.

Item 7.    Material to be filed as Exhibits.

Annex A:	Certain Transactions by the Reporting Person

CUSIP No. 74345U 10 2	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 10, 2018

/s/ John Zotos
John Zotos

Annex A

Transactions by the Reporting Person During the Past Sixty Days

Date of Transaction	Number of Securities	Price per Share
5/2/2018	10,000,000 restricted shares of Common Stock	*

*As described in this Schedule 13D, on May 2, 2018, Mr. Zotos received a grant of 10,000,000 shares of restricted Common Stock, vesting 1/3rd immediately, 1/3rd on the one year anniversary of the grant date and 1/3rd after on the two year anniversary of the grant date for his services as a director.